UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Additional Listing dated 30 September 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 30, 2016

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 30, 2016

By: /s/ Marie Smith
----------------------
Marie Smith
 Assistant Secretary

30 September 2016

Barclays PLC - Block Listing

Barclays PLC (the 'Company') announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 35,000,000 Ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List.
The Shares will be issued and allotted under the following share schemes: Barclays Group SAYE Share Option Scheme (15,000,000) and Barclays Group Share Incentive Plan (20,000,000).  When issued, the Shares will rank equally with the existing issued Shares of the Company.
Admission is expected to be effective on 3 October 2016.